a2a
energie in comune

09046066

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

SUPPL

May 11, 009

SEC
Mail Processing
Section

MAY 14 2009

Washington, DC
122

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy of the Minutes of the Supervisory Board approval of Financial Statements for 2008.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

dlw 5/18

FILE NO. 82-4911

On the twenty-seventh day of April 2009, at 2:00 p.m., the Supervisory Board's meeting of A2A spa was held at the registered office located in Brescia, at via Lamarmora no. 230, following a notice of call sent on 22 April 2009.

In addition to the Chairman, Mr. Renzo Capra, the following Directors were present, Messrs.:

Mr. Alberto Sciumè	Vice Chairman
Mr. Adriano Bandera	Director
Mr. Tancredi Bianchi	Director
Mr. Claudio Buizza	Director
Mr. Antonio Capezzuto	Director
Mr. Dario Cassinelli	Director
Mr. Gianni Castelli	Director
Mr. Pierfrancesco Cuter	Director
Mr. Marco Miccinesi	Director
Mr. Massimo Perona	Director
Mr. Angelo Rampinelli Rota	Director
Mr. Giovanni Rizzardi	Director
Mr. Cesare Spreafico	Director
Mr. Antonio Matteo Taormina	Director

According to the by-laws, the Chairman, Mr. Renzo Capra, took the chair of the meeting, while Mr. Mario Mistretta, Notary Public, was appointed as secretary to the meeting.

Mr. Fausto Cancelli, the manager responsible for SGCS and Mr. Lorenzo Peduzzi also attended the meeting .

The Chairman then went on to read the agenda of the meeting, and specifically:

1) 2008 annual and consolidated financial statements of A2A;
2) Report of the Supervisory Board to the shareholders' meeting: article 153, paragraph 1, of Legislative Decree no. 58/98 and article 22, paragraph 1, letter (i) of the by-laws of A2A;
3) Report of the Chairman of the Remuneration Committee;
4) Contributions for donations and Foundations;
5) Information on the consultancy department's inspection activity carried out by the special Committee;
6) Disclosure by the Chairman;
7) Disclosure by the Vice Chairman;
8) Any other consequential business.

No observations were made on the minutes of the meeting held on 30 March 2009; then it was decided to defer reading by the unanimous consent of the Board.

ITEM 1: 2008 ANNUAL AND CONSOLIDATED FINANCIAL STATEMENTS OF A2A

The Chairman recalled that the Supervisory Board is required, pursuant to article 2409 *terdecies* of the Italian Civil Code and article 22, letter (d), of the by-laws, to approve the 2008 annual and consolidated financial statements of A2A as revolved by the Management Board.
In this regard, he informed that the rules laid down for the disclosure of the documents in question had been regularly complied with.

Specifically:
- the draft annual and consolidated financial statements of A2A at 31 December 2008, with the relevant reports and related annexes, as well as the restated figures at 31 December 2007, were formally approved by the Management Board on 25 March 2009, and transmitted to the Supervisory Board on the same date;
- on 31 March 2009, the abovementioned drafts were filed, pursuant to the law, with the registered office, together with the relevant certifications, pursuant to article 154-*bis* of Legislative Decree no. 58 of 24 February 1998, and article 81-*ter* of Consob Regulation no. 11971 of 14 May 1999, as supplemented and amended, and signed by the Chairman of the Management Board, Mr. Giuliano Zuccoli and by Mr. Paolo Rundeddu, the Manager responsible for the Preparation of Corporate Accounting Documents;
- on 31 March 2009, the draft financial statements, together with the reports, were published on the Company's website and sent to Borsa Italiana spa;
- the reports issued by the independent auditors PricewaterhouseCoopers spa on 10 April 2009, in relation to the abovementioned annual and consolidated financial statements of A2A, were transmitted to the Supervisory Board within the prescribed time limits, pursuant to article 156 of Legislative Decree no. 58 of 24 February 1998.

On the relevant dates, the Internal Audit-Budget Committees (25 March and 20 April, 2009) and the Budget Committee alone (8 April, 16 April and 23 April, 2009), also with the support of the Manager responsible for the Preparation of Corporate Accounting Documents and the Independent Auditors PricewaterhouseCoopers spa, checked for compliance with the legal and regulatory provisions concerning the preparation, the layout and the schedules of the financial statements, as well as of the additional accompanying documents.
The aforementioned Committees were also supported, in their audit and control activities, by the consulting company Deloitte & Touche appointed for this purpose.

On invitation of the Chairman, Mr. Antonio Capezzuto, Chairman of the Budget Committee, then took the floor to read the Report of the Budget Committee on

the preliminary investigation activities carried out for the purposes of the audit and control of the 2008 financial statements (on the record) and illustrated and commented on the results of the A2A Group, compared with the restated *pro-forma* figures in the income statement, balance sheet and cash flow statement at 31 December 2007, as they were more significant than the restated results at 31 December 2007.

Main consolidated results in the 2008 financial year (*)

€/mil.	31.12.2008	31.12.2007 restated pro-forma	Change	3.12.2007 restated
Revenues	6,094	5,175	17.80%	2,814
EBITDA	1,068	1,013	5.40%	539
EBIT	699	684	2.20%	360
Profit before Tax	572	693	-17.50%	421
Group net profit	316	521	-39.30%	292

(*) The restated figures in the income statement, balance sheet and cash flow statement, at 31 December 2007, only represent the position of the former AEM Group, as merging Company. The restated pro-forma *figures at 31 December 2007 show a scope of consolidation which is substantially the same as that of the A2A Group at 31 December 2008.*

€/mil.	31.12.2008	31.12.2007 restated pro-forma 2	Change	3.12.2007 restated
Net financial debt	3,484	3,349	135	2,094

In the 2008 financial year, the revenues of the A2A Group were up 17.8%, totalling €/mil. 6,094.
The increase, equal to €/mil. 919, is attributable to the development of sales of energy products and services, as well as to the growth in the unit prices correlated to the trends observed in the international markets of raw materials.

Electricity sold in the wholesale and retail markets, equal to 26,507 GWh3, was in line with 2007 (26,277 GWh). 22,260 GWh were sold in the domestic market, while 4,247 GWh were sold in the foreign markets. Sales on the domestic market were destined for the customers belonging to "protected categories" ("*maggior tutela*") for GWh 3,929, for the Exchange (Ipex) for GWh 5,682 and for end customers and wholesalers for the remaining GWh 12,649.
Electricity sales benefited from the output from the plants managed by the A2A Group for a total of 11,961 GWh. Despite the shutdown due to a breakdown in Groups 1 and 2 of the hydroelectric power station in Premadio and the breakdown occurred to Group 1 of the thermo-electric power station in Cassano d'Adda, the overall quantities produced grew by 4%.

Sales of gas to end customers, equal to 1,859 million cubic metres, were up 3% compared with 2007, while the quantities of heat sold through district heating networks passed from 1,475 thermal GWh in 2007 to 1,905 thermal GWh (including Coriance) at 31 December 2008 (+29%). Coverage of the heat load requirements benefited from the contribution of the cogeneration and waste-to-energy plants of the Group, through the production of 1,504 thermal GWh (+20%). The aggregate production of electricity from such plants (and biogas plants) was equal to 1,501 GWh (-7%) and was sold mainly to *Gestore Servizi Elettrici* (GSE, the company which manages the national electricity grid).

The quantity of waste disposed of was equal to 2,860 thousand tons, slightly down compared with the value posted in the previous financial year (3,002 thousand tons).
The quantities of gas and electricity distributed were equal to 1,859 million cubic meters and 12,160 GWh, respectively, up by 4% and 1%, respectively, compared to the 2007 financial year.
The quantities of water distributed (approximately 85 million cubic metres) and treated in the purification plants (approximately 58 million cubic metres) were in line with those recorded in 2007.

During the financial year under consideration, operational costs were equal to a total of €/mil. 4,573 (+23%). Accordingly, EBITDA for the period reached €/mil. 1,068, up compared with the pro-forma 2007 result equal to €/mil. 55 (+5.4%).

* * *

EBITDA by business area

€/mil.	31.12.2008	31.12.2007 restated pro-forma
	Total	Total
Energy	439	447
Heat and Services	67	49
Networks	276	258
Environment	320	308
Other services and Corporate	(34)	(49)
TOTAL	1,068	1,013

The Energy Business recorded a slight reduction of the EBITDA, compared with the pro-forma 2007 result, equal to €/mil. 8.
The electricity and gas sectors were characterised by opposite income trends.
The electricity sector showed, in fact, an increase in the margin due to the increased output compared with the 2007 level (despite the lower quantities available following the accidents occurred to Groups 1 and 2 of the hydroelectric power station in Premadio and to Group 1 of the thermo-electric power station in Cassano d'Adda), as well as to the positive trend in electricity

prices with a significant impact, in particular, on the production from hydroelectric sources, up 33% compared to the previous financial year (from 1,795 GWh to 2,381 GWh).
In addition, note the increase in the energy sales on foreign markets (+2,474 GWh) which more than offset the reduced sales on domestic wholesale markets and in o the regulated market dedicated to "protected categories".
The management of the gas portfolio was characterised by a lower margin compared with the 2007 financial year. The positive contribution resulting from higher quantities sold to end customers was offset by a reduction of the unit sale margins due to an increase in the cost of gas supply which was not compensated by a similar increase in revenues from sale, due to the hysteresis in the indexing formulas, in a scenario characterised by the strong growth in the prices of raw materials. The comparison with the result achieved in 2007 was also affected by the fact that such financial year benefited from the release of part of the provision for risk allocated following resolution no. 248/04 for €/mil. 12.

During the financial year under review, the *Heat Business* (cogeneration, district heating and heat management) recorded an increase in the industrial results compared with 2007 (+€/mil. 18), also thanks to the higher volumes sold to final customers as a result of a more favourable climate trend and to the acquisition of new users.

The *Networks* Business (distribution of energy and gas, integrated water cycle) showed a significant increase compared with the 2007 financial year. This result includes a non-recurring item equal to €/mil. 48 related to the revenue component named "*perequazione specifica aziendale" (psa,* specific company equalisation) as envisaged in resolution no. 96/04 issued by the Energy and Gas Authority. It was possible, in fact, to allocate to the accounts the connected revenues related to years 2004-2007 following resolution no. 121/08 issued by the ARG/ELT Authority which followed the closure of the preliminary investigation activity started against AEM Elettricità. Since no similar preliminary investigation activity has yet been started for the regulatory period 2008-2012, at the moment the psa component related to the 2008 financial year has not been allocated yet.

The results for the *Environment Business* integrated management of waste cycles) showed an increase in the EBITDA (+€/mil. 12) due, specifically, to the greater increase in value of the electricity produced by the waste-to-energy plants and by the biogas plants, as well as to the opening of a new dump in Comacchio (province of Ferrara). These positive factors more than offset the loss of the CIP6 incentive relating to electricity produced at the waste-to-energy plant in Brescia starting from the month of November 2008, as well as the effects of the reduced production activities of the waste-to-energy plant in Milan due to the shutdowns scheduled in order to allow some actions aimed at further reducing the release of pollutants well below the limits set by the relevant regulations.

* * *

EBIT, equal to €/mil. 699 (€/mil. 684 at 31 December 2007), includes the effects of higher amortization and depreciation, for approximately €/mil. 17, connected with the freely transferable assets of the Group's hydroelectric plants. Their residual life, for accounting purposes, has been reviewed as a result of judgment no. 1 issued by the Constitutional Court on 18 January 2008. This judgment declared the unconstitutionality of part of the rule contained in the 2006 Budget Law which provided for a ten-year extension of the hydroelectric concessions.

Net financial charges, including the write-down of some financial investments for €/mil. 9, show a negative balance of €/mil. 200 (€/mil. 135 at 31 December 2007). The increase in financial charges is mainly attributable for approximately €/mil. 25 to the higher average debt, equal to approximately €/mil. 660, recorded in 2008 compared to 2007 and to the fair value of portfolio derivatives (-€/mil. 26 compared to the value posted at the end of 2007).

The **share of income from investments valued at equity** was equal to €/mil. 60, down by €/mil. 87 compared with the previous financial year, mainly due to the lower net result posted by the co-subsidiary Transalpina di Energia S.r.l..

Other non-operating income, equal to €/mil. 13, relate to the penalties applied to a supplier and recognised in favour of the subsidiary AMSA S.p.A. following the positive outcome of a dispute. At 31 December 2007, the balance of this item was negative for €/mil. 3.

Tax charges were totalled €/mil. 227 (compared to the *pro-forma* figure of €/mil. 170 at 31 December 2007). These include the effects of the recent decree law no. 112 of 25 June 2008, i.e. the so-called "*Manovra d'Estate*" (Summer Act), which entailed the introduction of an additional IRES (*Imposta sul reddito delle Società*, Corporate Income Tax) tax equal to 5.5% for the companies which are active in the sectors of production and marketing of gas and energy, with an impact at Group level equal to approximately €/mil. 34.
Taxes for the previous financial year included the recognition of €/mil. 41 of prepaid taxes (€/mil. 8 at 31 December 2008) following the development that occurred in 2007 in the moratorium dispute (Law no. 46 of 6 April 2007).

Net result from non-current assets held for sale includes the effects of their measurement at the lower of the cost, equal to the value of the equity investment at 31 December 2007 and the fair value less costs to sell (which was significantly higher than the cost) according to the international accounting standard IFRS 5. Such measurement actually consists in the consolidation of the equity investment at cost, equal to the value at 31 December 2007, and therefore it has no impact on the income statement at 31 December 2008. The value at 31 December 2008 also includes the capital gain realised for the transfer of the branch of business of the Ecodeco Group's company "CMT ambiente". The effect on the *pro-forma* figure at 31 December 2007 was equal to €/mil. 80 and was essentially attributable to the result of Endesa Italia S.p.A..

Consolidated net profit for the period attributable to the Group, less the profit attributable to minority interests, was equal to €/mil. 316 (€/mil. 521 at 31 December 2007). In the 2008 financial year, against an improvement in the industrial results, the lower economic results achieved by Transalpina di Energia S.r.l. (€/mil. 40), the different consolidation criterion of E.ON Produzione S.p.A. (former Endesa Italia S.p.A.) (€/mil. 81) and the higher tax burden (€/mil. 57), which was partly connected with the introduction of the so-called Robin Tax, had a particular impact on the lower operating result.

* * *

Invested capital and net financial debt

At 31 December 2008, the consolidated **net invested capital** was equal to €/mil. 8,206, for the coverage of which shareholders' equity contributed for €/mil. 4,722 (of which €/mil. 848 relating to minority interests), while **the net financial debt** contributed **for €/mil. 3,484** (€/mil. 3,349 at 31 December 2007, a *pro-forma* figure which included the outlay of €/mil. 85 connected with the extraordinary dividend recognised to the shareholders of ASM S.p.A.).

Operating activities generated financial resources of €/mil. 633. Net investments in property, plant and equipment, intangible assets and fixed financial assets absorbed resources for €/mil. 455, including the outlay of €/mil. 43 for the purchase of treasury shares.

Ordinary dividends distributed by the parent company were equal to €/mil. 299, while the dividends distributed by the subsidiaries to minority interests were equal to €/mil. 14.

Parent Company' s results

At 31 December 2008, net profits posted by the parent company A2A S.p.A. were €/mil. 172.

Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET (€/mil.)	31 DECEMBER 2008	31 DECEMBER 2007 *Restated Pro-forma*	31 DECEMBER 2007 *Restated*
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	4,005	3,877	2,038
Intangible assets	634	540	360
Investments valued at equity	2,553	2,600	2,501
Other non-current financial assets	551	536	516
Deferred tax assets	316	258	197
Other non-current assets	57	40	27
TOTAL NON-CURRENT ASSETS	**8,116**	**7,851**	**5,684**
CURRENT ASSETS			
Inventories	224	175	24
Trade receivables	1,699	1,739	902
Other current assets	293	283	178
Current financial assets	34	4	
Current tax assets	2	47	19
Cash and cash equivalents	87	102	32
TOTAL CURRENT ASSETS	**2,339**	**2,350**	**1,155**
NON-CURRENT ASSETS HELD FOR SALE	**692**	**725**	**4**
TOTAL ASSETS	**11,147**	**10,926**	**6,843**
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	1,629	1,629	936
(Treasury shares)	-107	-64	-64
Reserves	2,036	2,315	1,096
Net profit for the period	316		292
Shareholders' equity attributable to the Group	**3,874**	**3,880**	**2,260**
Minority interests	848	825	794
Total shareholders' equity	**4,722**	**4,705**	**3,054**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	3,196	2,739	1,723
Deferred tax liabilities	322	305	173
Employee benefits	264	272	154
Provisions for risks, charges and liabilities for dumps	392	312	169
Other non-current liabilities	68	286	256
Total non-current liabilities	**4,242**	**3,914**	**2,475**
CURRENT LIABILITIES			
Trade payables	1,186	1,050	631
Other current liabilities	507	498	238
Current financial liabilities	449	730	430
Taxes payable	38	25	11
Total current liabilities	**2,180**	**2,303**	**1,310**
Total liabilities	**6,422**	**6,217**	**3,785**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**3**	**4**	**4**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**11,147**	**10,926**	**6,843**

Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT (€/mil.)	01/01/2008 31/12/2008	01/01/2007 31/12/2007 *Restated pro-forma*	01/01/2007 31/12/2007 *Restated*
REVENUES	**6,094**	**5,175**	**2,814**
OPERATING COSTS	4,573	3,732	2,131
PERSONNEL COSTS	453	430	144
EBITDA	**1,068**	**1,013**	**539**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITE-DOWNS	369	329	179
EBIT	**699**	**684**	**360**
FINANCIAL MANAGEMENT			
FINANCIAL INCOME	23	38	25
FINANCIAL CHARGES	223	173	113
SHARE OF INCOME AND CHARGES ARISING FROM INVESTMENTS VALUED AT EQUITY	60	147	152
TOTAL FINANCIAL MANAGEMENT	**-140**	**12**	**64**
OTHER NON-OPERATING INCOME	13		
OTHER NON-OPERATING COSTS		-3	-3
PROFIT BEFORE TAX	**572**	**693**	**421**
CHARGES FOR INCOME TAXES	227	170	52
AFTER-TAX PROFIT FROM CURRENT OPERATING ASSETS	**345**	**523**	**369**
NET RESULT FROM NON-CURRENT ASSETS HELD FOR SALE	2	80	-1
NET PROFIT	**347**	**603**	**368**
PROFIT ATTRIBUTABLE TO MINORITY INTERESTS	-31	-82	-76
NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE GROUP	**316**	**521**	**292**

Consolidated Cash Flow Statement

CASH FLOW STATEMENT (€/mil.)	01.01.08 31.12.08 post-merger	31.12.2007 Restated
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	32	88
CONTRIBUTIONS FROM MERGER	155	
Operating activities		
Net result for the period	347	368
Depreciation of property, plant and equipment	292	144
Amortisation of intangible assets	16	6
Write-down of equity investments	9	
Write-downs of fixed assets	22	2
Result from investments valued at equity	-60	-152
Change in the provisions for risks and charges, employee benefits and deferred taxes	2	3
Change in operating assets and liabilities	-80	-279
Net cash flow from operating activities	**548**	**92**
Investing activities		
Investments in property, plant and equipment	-437	-128
Investments in intangible assets and goodwill	-26	-191
Investments in stakes and securities	-9	-8
Dividends from investments valued at equity	60	20
Purchase/sale of treasury shares	-43	-39
Net cash flow used in investing activities	**-455**	**-346**
Free cash flow	**93**	**-254**
Financing activities		
Change in financial assets	-44	-1
Change in financial liabilities	164	334
Dividends paid by the Parent Company	-299	-125
Dividends paid by subsidiaries to minority interests	-14	-10
Net cash flow used in financing activities	**-193**	**198**
CHANGE IN CASH AND CASH EQUIVALENTS	-100	-56
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**87**	**32**

Statement of changes in consolidated equity

Statement of changes in consolidated equity (€/mil.)							
Description	**Share capital**	**Treasury shares**	**Reserves**	**Group operating profit**	**Total Shareholders' Equity attributable to the Group**	**Minority interests**	**Total Shareholders' Equity**
Shareholders' equity at 31.12.2006 - restated	936	-25	767	295	1,973	815	2,788
Changes from 1 January 2007 to 31 December 2007:							
Allocation of 2006 result			295	-295			
Distribution of dividends			-125		-125		-125
IAS 32 and IAS 39 reserves			152		152		152
Put option on Ecodeco and Fertilivita quotas			14		14	-93	-79
Put option on Delmi S.p.A. shares			44		44	47	91
Other changes		-39	-51		-90	-50	-140
Result from 1 January 2007 to 31 December 2007				292	292	75	367
Shareholders' equity at 31.12.2007 - restated	936	-64	1,096	292	2,260	794	3,054
Changes from 1 January 2008 to 31 December 2008:							
Allocation of 2007 result			292	-292			
Distribution of dividends			-299		-299		-299
Financial effects of the merger	693		927		1,620	31	1,651
IAS 32 and IAS 39 reserves			-94		-94		-94
Put option on Delmi S.p.A. shares			67		67	46	113
Put option on Abruzzo Energia S.p.A. shares			-3		-3	-5	-8
Other changes		-43	50		7	-49	-42
Net profit for the period attributable to the Group and Minority Interests				316	316	31	347
Shareholders' equity at 31.12.2008	1,629	-107	2,036	316	3,874	848	4,722

Shareholders' equity at 31.12.2006 - restated	936	-25	767	295	1,973	815	2,788
Changes from 1 January 2007 to 31 December 2007:							
Allocation of 2006 result			295	-295			
Distirbution of dividends			-125		-125		-125
IAS 32 and IAS 39 reserves			152		152		152
Put option on Ecodeco and Fertilivita quotas			14		14	-93	-79
Put option on Delmi S.p.A. shares			44		44	47	91
Other changes		-39	-51		-90	-50	-140
Result from 1 January 2007 to 31 December 2007				292	292	75	367
Shareholders' equity at 31.12.2007 - restated	936	-64	1,096	292	2,260	794	3,054
Changes from 1 January 2008 to 31 December 2008:							
Allcoation of 2007 result			292	-292			
Distribution of dividends			-299		-299		-299
Financial effects of the merger	693		927		1,620	31	1,651
IAS 32 and IAS 39 reserves			-94		-94		-94
Put option on Delmi S.p.A. shares			67		67	46	113
Put option on Abruzzo Energia S.p.A. shares			-3		-3	-5	-8
Other changes		-43	50		7	-49	-42
Net profit for the period attributable to the Group and Minority Interests				316	316	31	347
Shareholders' equity at 31.12.2008	1,629	-107	2,036	316	3,874	848	4,722

ANNUAL ACCOUNTS

Balance Sheet

Assets

Values in €	Notes	At 31 12 2008	At 31 12 2007
NON-CURRENT ASSETS			
Property, plant and equipment	1	1,583,644,451	864,790,403
Intangible assets	2	88,819,420	19,138,202
Equity investments	3	3,871,800,273	2,986,805,891
Other non-current financial assets	4	547,262,021	516,301,261
Deferred tax assets	5	96,612,627	60,190,834
Other non-current assets	6	51,973,442	25,229,436
Total non-current assets		**6,240,112,234**	**4,472,456,027**
CURRENT ASSETS			
Inventories	7	16,975,263	794,319
Trade receivables	8	400,858,784	84,547,797
Other current assets	9	77,817,999	26,708,614
Current financial assets	10	395,127,269	134,360,868
Current tax assets	11	-	18,021,467
Cash and cash equivalents	12	32,622,993	26,665,586
Total current assets		**923,402,308**	**291,098,651**
NON-CURRENT ASSETS HELD FOR SALE	13	**482,936,395**	**-**
TOTAL ASSETS		**7,646,450,937**	**4,763,554,678**

ANNUAL ACCOUNTS

Balance Sheet

Shareholders' equity and liabilities

Values in €	Notes	At 31 12 2008	At 31 12 2007
SHAREHOLDERS' EQUITY			
Share capital	14	1,629,110,744	936,024,648
(Treasury shares)	15	(107,303,913)	(63,533,212)
Reserves	16	1,881,006,570	1,366,509,454
Net profit for the period	17	171,704,668	85,699,195
Shareholders' equity		**3,574,518,069**	**2,324,700,085**
LIABILITIES			
Non-current liabilities			
Non-current financial liabilities	18	2,778,527,300	1,517,821,330
Deferred tax liabilities	19	191,953,672	74,039,386
Employee benefits	20	119,102,228	100,300,050
Provisions for risks, charges and liabilities for dumps	21	115,957,036	81,518,605
Other non-current liabilities	22	6,308,967	199,193
Total non-current liabilities		**3,211,849,203**	**1,773,878,564**
Current liabilities			
Trade payables	23	269,306,406	109,197,896
Other current liabilities	23	115,111,681	89,474,876
Current financial liablities	24	468,121,385	466,303,257
Taxes payable	25	7,544,193	-
Total current liabilities		**860,083,665**	**664,976,029**
Total liabilities		**4,071,932,868**	**2,438,854,593**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**7,646,450,937**	**4,763,554,678**

ANNUAL ACCOUNTS

Income Statement

Values in €	Notes	01 01 2008 31 12 2008	01 01 2007 31 12 2007
Revenues	27		
Revenues from sales and services		1,071,031,710	325,381,256
Other operating income		27,086,052	8,933,227
Total revenues		**1,098,117,762**	**334,314,483**
Operating costs	28		
Costs for raw materials, finished products and services		543,863,164	127,441,467
Other operating costs		64,834,999	25,339,324
Total operating costs		**608,698,163**	**152,780,791**
Personnel costs	29	**120,529,499**	**51,854,746**
EBITDA	30	**368,890,100**	**129,678,946**
Amortisation, depreciation, provisions and write-downs	31	**163,378,711**	**74,363,948**
EBIT	32	**205,511,389**	**55,314,998**
Financial management	33		
Financial income		180,247,603	124,265,612
Financial charges		193,004,574	90,496,041
Total financial management		**(12,756,971)**	**(33,769,571)**
Other non-operating costs	34	**-**	**(3,273,501)**
Profit before tax		**192,754,418**	**85,811,068**
Charges for income taxes	35	**52,223,550**	**1,332,024**
After-tax profit from operating assets		**140,530,868**	**84,479,044**
Net result from non-current assets held for sale	36	**31,173,800**	**1,220,151**
NET RESULT	37	**171,704,668**	**85,699,195**

ANNUAL ACCOUNTS

Cash flow statement

Values in €	2008	2007
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	26,665,586	5,003,549
Contributions from merger	**103,611,193**	-
Operating activities		
Net result for the period	171,704,668	85,699,195
Depreciation of property, plant and equipment	133,486,646	59,975,165
Amortisation of intangible assets	7,377,283	4,517,592
Write-downs of fixed assets	2,000,000	-
Write-downs of equity investments	15,548,700	-
Change in provisions for risks and charges, employee benefits and deferred taxes	13,763,141	8,001,601
Change in operating assets and liabilities (*)	(68,122,543)	(51,187,575)
Net cash flow from operating activities	**275,757,895**	**107,005,978**
Investing activities		
Investments in property, plant and equipment	(127,599,979)	(32,956,924)
Investments in intangible assets and goodwill	(8,867,960)	(4,004,869)
Investments in stakes and securities (*)	(87,332,337)	(232,958,745)
Purchase/sale of treasury shares	(43,770,701)	(38,460,753)
Net cash flow used in investing activities	**(267,570,977)**	**(308,381,291)**
Free cash flow	**8,186,918**	**(201,375,313)**
Financing activities		
Change in financial assets	(24,173,228)	(38,842,421)
Change in financial liabilities	217,620,620	386,522,999
Dividends paid	(299,288,096)	(124,643,228)
Net cash flow used in financing activities	**(105,840,704)**	**223,037,350**
CHANGE IN CASH AND CASH EQUIVALENTS	**(97,653,786)**	**21,662,037**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**32,622,993**	**26,665,586**

(*) Net of balances against an entry in equity.

As previously referred to, Mr. Capezzuto also acknowledged that the draft annual and consolidated financial statements were accompanied, pursuant to article 154-*bis* of the TUF (*Testo unico della Finanza*, Consolidation Act on Finance) and article 81-*ter* of Consob Regulation no. 11971 of 14 May 1999, as amended and supplemented, by a certification of the Chairman of the Management Board and of the Manager responsible for the Preparation of Accounting Documents about: (I) the adequacy, with reference to the features of the company, and the effective application of the administrative and accounting procedures for the preparation of annual and consolidated financial statements; (II) the consistency with the results of accounting books and records; (III) the compliance with the applicable international accounting standards endorsed within the European Union pursuant to Regulation (EC) no. 1606/2002 of the European Parliament ad of the Council of 19 July 2002; (IV) the suitability in giving a true and correct representation of the equity, economic and financial position of the issuer and of the companies included in the scope of consolidation.

In relation to the dividend policy, Mr. Capezzuto recalled that the Management Board had proposed, for the 2008 financial year, to allocate the net profit for the period, equal to Euro 171,704,668.00 as follows:

- Euro 8,585,233.40 to legal reserve;
- the remainder to a dividend to shareholders, for the amount required to ensure a remuneration of Euro 0,097 per ordinary share outstanding, withdrawing the necessary amount from Other Reserves.

In relation to the shares outstanding at 31 March 2009 (equal to no. 3,105,987,668 shares, taking account of no. 26,917,609 treasury shares in portfolio), the distribution of the aforesaid dividend of Euro 0.097 would amount to Euro 301,280,803.80 and therefore, the withdrawal from Other Reserves would be equal to Euro 138,161,369.20.

The dividend is not entitled to any tax credit and, depending on the recipients, is subject to a deduction at source by way of tax or partly contributes to the taxable income. The dividend will be paid starting from 25 June 2009, with the ex-dividend date set at 22 June 2009.

Having stated this, Mr. Capezzuto, on behalf of the Budget Committee, expressed his favourable opinion as regards the approval by the Supervisory Board of the annual and consolidated financial statements of A2A at 31 December 2008, as well as of the Management Board's proposal to be submitted to the shareholders' meeting, within the time limits indicated above, about the allocation of profits and the distribution of dividends.

The Chairman, Mr. Capra, expressed his gratitude to the Budget Committee, as well as to the Internal Audit Committee, for the in-depth activity performed and for their contribution to the specific duties of the Supervisory Board. This appreciation was extended to the staff of the Supervisory Board, although not defined yet, as well as to the Manager responsible for the Preparation of

Accounting Documents, for the continuous and qualified support provided in performing the audit of the financial statements.

After appropriate discussion, in which Mr. Capezzuto replied to the requests for clarifications, the Supervisory Board, in approving the Press Release to be issued pursuant to article 114 of the Issuers' Regulation,
and after having acknowledged the documentation provided and the opinion given by the Budget Committee, unanimously

RESOLVED

a) to approve the annual and consolidated financial statements of A2A at 31 December 2008 as resolved by the Management Board on 25 March 2009 within the time limits reported above;
b) to approve the Management Board's proposal submitted to the shareholders' meeting in relation to the distribution of dividends.

----

the Secretary Mr. Mario Mistretta	the Chairman Mr. Renzo Capra